FORM 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number  001-38336

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nutrien 401(k) Retirement Plan

5296 Harvest Lake Drive

Loveland, CO 80538

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NUTRIEN LTD.

Suite 1700, 211 19th Street East

Saskatoon, Saskatchewan, Canada

S7K 5R6

Nutrien

401(k) Retirement Plan

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2025 and 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

NUTRIEN 401(k) RETIREMENT PLAN

December 31, 2025 and 2024

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	5
As of December 31, 2025 and 2024

Statement of Changes in Net Assets Available for Benefits	6
Year ended December 31, 2025

Notes to the Financial Statements	7

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13
As of December 31, 2025

Report of Independent Registered Public Accounting Firm

Nutrien North American Pension Committee,

Plan Administrator and Management of the

Nutrien 401(k) Retirement Plan

Loveland, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Nutrien 401(k) Retirement Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the financial statements.) In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Eide Bailly LLP

We have served as Nutrien 401(k) Retirement Plan’s auditor since 2003 (such date incorporates the acquisition of certain assets of Gordon, Hughes & Banks, LLP by Eide Bailly LLP in 2008).

Denver, Colorado

June 26, 2026

NUTRIEN 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2025

(US dollars)

	Note	2025	2024
Assets
Investments - Plan interest in Nutrien 401(k) Retirement Plan Master Trust, at fair value	5, 6	2,269,307,939	1,934,605,219
Receivables:
Employer contributions	5	4,315,456	3,769,644
Notes receivable from participants	5	28,179,646	25,394,498
Total receivables		32,495,102	29,164,142
Net assets available for plan benefits		2,301,803,041	1,963,769,361

(See Notes to the Financial Statements)

NUTRIEN 401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2025

(US dollars)

	Note	2025
Additions
Investment income from Plan interest in Nutrien 401(k) Retirement Plan Master Trust	5
Net realized and unrealized appreciation in fair value of investments		350,042,755
Interest and dividends		6,300,241
		356,342,996
Contributions
Employer		95,625,247
Participant		99,409,748
Rollover		11,060,680
		206,095,675
Total investment gain, net of additions		562,438,671
Deductions
Distributions paid to participants		223,585,873
Administrative expenses, net		1,593,696
Total deductions		225,179,569
Increase in net assets before plan transfers		337,259,102
Affiliated plan transfers and other, net		774,578
Increase in net assets		338,033,680
Net assets available for plan benefits beginning of year		1,963,769,361
Net assets available for plan benefits end of year		2,301,803,041

(See Notes to the Financial Statements)

NUTRIEN 401(k) RETIREMENT PLAN

Notes to the Financial Statements

December 31, 2025 and 2024

(US dollars)

1. PLAN DESCRIPTION

The following description of the Nutrien 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan sponsor, Nutrien US LLC (formerly Agrium U.S. Inc.) (the “Company”) is a wholly owned subsidiary of Nutrien Ltd. (“Nutrien”). The Plan is a defined contribution plan established for the benefit of eligible employees of the Company; Nutrien Ag Solutions, Inc. (“NAS”); PCS Administration (USA), Inc. (“PCS”); PCS Phosphate Company, Inc.; PCS Sales (USA), Inc.; certain employees of White Springs Agricultural Chemicals, Inc.; and certain employees of PCS Nitrogen, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (“Fidelity” or “Trustee”). The Plan is administered by a committee of three or more persons (the “Plan Committee”) appointed by Nutrien’s Board of Directors. The Plan Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

All of the Plan’s investment assets are held in a trust account by the Trustee and consist of an interest in the Nutrien 401(k) Retirement Plan Master Trust (the “Master Trust”), a master trust established by an affiliate of the Company and administered by the Trustee.

Plan transfers

During 2025, the account balances for certain participants in the PCS 401(k) Retirement Plan and the Nutrien Collectively Bargained 401(k) Retirement Plan were transferred into the Plan. These amounts are included in the Statement of Changes in Net Assets Available for Benefits on the affiliated plan transfers and other, net line.

Participant eligibility and plan entry

All full-time and part-time employees of the Company are immediately eligible to participate in the Plan and may do so as soon as practical upon date of hire or status change. All employees designated as seasonal or temporary require 12 months of employment for participation and may enter the Plan as soon as administratively feasible following completion of service eligibility.

Contributions

Participants may contribute up to 75 percent of eligible compensation each year, as defined in the Plan, subject to certain Internal Revenue Code of 1986, as amended (“IRC”), limitations. These contributions may be pre-tax contributions and/or ROTH after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions. The Plan has an automatic enrollment provision, under which new participants make a 3 percent pre-tax contribution, unless they formally waive participation or elect a different participation level.  The Plan has an automatic increase program under which new participants are automatically enrolled to have an automatic increase of 1 percent per year up to a maximum of 10 percent, unless they formally waive participation.

The Company matches 150 percent of the first 6 percent of eligible compensation that participants contribute for a maximum match of 9 percent of eligible compensation. Catch-up contributions are eligible for the Company match. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match.

After the end of each plan year, the Company may make an additional "true-up" matching contribution to the participant account if the aggregate matching contribution allocation for the plan year is less than the amount the participant would otherwise have received as matching contributions had the participant contributed at least 6 percent of eligible compensation for each pay period throughout the plan year. The amount of the true-up contribution will be the difference between the amount of matching contributions allocated to the participant account during the plan year and the amount that would have been allocated for the plan year had the participant contributed at least 6 percent of eligible compensation throughout the year.

Vesting

Participants are immediately vested in their employee and employer contributions deposited after January 1, 2020 in their account balances. The Plan document describes vesting provisions related to acquired plan account balances.

Terminated participants forfeit non-vested amounts. Forfeitures are accumulated during the Plan year and may be used to reduce NAS company contributions or pay Plan administrative expenses. During 2025 there was $182,202 forfeitures applied to NAS company contributions. At December 31, 2025 the balance of forfeited non-vested accounts was $41,890 (2024 - $137,025).

Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship, or termination of employment. In-service withdrawals are also permitted after a participant attains age 59½. Company contributions, if any, are subject to certain forfeiture provisions.

Upon termination of employment, a participant whose vested account balance is greater than $7,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 72 (age 70½ if the participant was born before July 1, 1949) or request a direct rollover. A participant with a vested account balance between $1,000 and $7,000 (including the value of the Participant’s Rollover Account) which has not elected to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly in accordance with Article 11, will automatically have the distribution directly rollover to the individual retirement account designated by the Committee. If the participant’s vested account balance is $1,000 or less (including the value of the Participant’s Rollover Account), the Committee may direct that the amount be automatically distributed.

For all participant-driven distributions, any portion of a participant’s account that is invested in Nutrien common stock may be distributed in cash or in common shares of Nutrien, at the election of the participant.

Participants may make withdrawals, not to exceed their pre-tax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document.

The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested account balance.

Notes receivable from participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one year to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Loans bear interest based on the prevailing terms when the loan was made. Interest rate is established at the inception of the loan and is set at one percentage point higher than the prime lending rate as posted in Reuters as of the first business day of the calendar month in which the loan is made. The interest rate is fixed and does not change for the duration of the loan. Principal and interest are paid ratably through payroll deductions. A participant may generally have no more than one outstanding loan at any one time. As of December 31, 2025, participant loans have maturities through 2045 at interest rates ranging from 4.25 percent to 10.50 percent.

Participant accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, the Company’s discretionary performance contribution when applicable, and allocations of Plan earnings. These accounts are also charged with withdrawals and an allocation of Plan gains (losses) and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided to the participant’s vested account.

Investment options

Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Nutrien common stock, a selection of mutual and common collective trust funds, short-term funds and stable value funds. Dividends distributed by a participant’s investment in Nutrien common stock are reinvested in Nutrien common stock. The Nutrien stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of Nutrien common stock and is not available as a participant-directed investment option.

Participants who are enrolled in the Plan under the automatic enrollment provision and who have not otherwise made an investment election, will have their contributions and the Company contributions invested in the Plan’s “default fund,” which has been designated as State Street Target Retirement date funds based on the retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Distributions

Distributions are recorded when paid. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2025 and 2024.

Contributions

Contributions from the Plan participants and the matching contributions from the employer are recorded in the year in which the employee contributions are withheld from compensation.

Valuation of investments and income (loss) recognition

As of December 31, 2025 and 2024, the Plan’s investments, including the investment in the Master Trust, are reported at fair value. The fair value of the Master Trust has been determined based on the fair value of the underlying investments of the Master Trust. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three-level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

  Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

  Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

  Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following describes the valuation methods and assumptions used by the Plan to estimate the fair values of the investments held by the Plan. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Common Stock:

Nutrien common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Common Collective Trusts:

As a practical expedient, the fair value of the trusts is based on the net asset value (“NAV”) of units held by the Plan on the last business day of the year, as determined by the issuers of the trusts based on the fair value of the underlying investments. These trusts share the common goal of growth and preservation of principal. They indirectly invests in a mix of US and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments. Redemption is permitted daily with no restrictions or notice periods and there are no unfunded commitments.

Stable Value Funds:

The Plan invests in stable value funds through common collective trusts. As a practical expedient, the fair value of these investments is based on the NAV of units held by the Plan on the last business day of the year. These funds invest in fixed income instruments and are intended to provide for participant-initiated transactions. Redemption is generally permitted daily; however, certain restrictions or conditions may apply in accordance with the terms of the underlying agreements. There are no unfunded commitments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the common collective trusts, mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative expenses, net

The Plan’s expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net asset available for benefits. In addition, certain investment related expenses are included in net appreciation (depreciation) of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

3. TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 30, 2015, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Subsequent to this issuance of the determination letter, the Plan has been amended. The Company, Plan management and the Plan’s counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continues to qualify for tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress.

4. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. In the event of a plan termination, participants would become 100 percent vested in the employer contribution portion of their accounts.

5. PLAN INTEREST IN MASTER TRUST

All of the Plan’s investments are held in the Master Trust, which was established for the investment of assets of the Plan and two other retirement plans sponsored by the Plan Sponsor and its affiliates. Each participating retirement plan has an interest in the Master Trust. Use of the Master Trust permits the commingling of Plan assets with the assets of the participating plans for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

The net assets and investments of the Master Trust and the Plan’s share at December 31, 2025 and 2024, are summarized as follows:

	2025		2024
	Master Trust	Plan's Share	Master Trust	Plan's Share
Investments, at fair value	2,524,000,622	2,269,307,939	2,171,505,908	1,934,605,219
Receivables:
Employer contributions	4,592,298	4,315,456	4,067,461	3,769,644
Notes receivable from participants	31,752,519	28,179,646	29,261,429	25,394,498
Total	2,560,345,439	2,301,803,041	2,204,834,798	1,963,769,361

The Plan’s interest in the net assets of the Master Trust at December 31, 2025 was 89.90 percent (2024 – 89.07 percent).

The net investment income of the Master Trust for the years ended December 31, 2025 and 2024, are summarized as follows:

	2025	‐	2024
Net realized and unrealized appreciation in fair value of investments	389,872,410		210,964,618
Interest and dividends	7,716,030		7,480,197
Net investment income of Master Trust	397,588,440		218,444,815

Plan's interest in Master Trust investment income	356,342,996		186,831,277

6. INVESTMENTS

Fair value Master Trust Investment and Plan’s share by hierarchy level

	Master Trust Investment Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total	Plan's Share
Nutrien common stock	79,728,623	‐	‐	79,728,623	62,037,784
Short-term funds	1,774,299	‐	‐	1,774,299	1,223,080
Investment assets at fair value	81,502,922	‐	‐	81,502,922	63,260,864
Investments measured at NAV - Common Collective Trusts[1]				2,382,536,917	2,157,868,387
Investments measured at NAV - Stable Value Funds[1]				59,960,783	48,178,688
Total				2,524,000,622	2,269,307,939

	Master Trust Investment Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total	Plan's Share
Nutrien common stock	64,436,901	‐	‐	64,436,901	50,259,390
Short-term funds	1,334,548	‐	‐	1,334,548	973,107
Investment assets at fair value	65,771,449	‐	‐	65,771,449	51,232,497
Investments measured at NAV - Common Collective Trusts[1]				2,034,852,861	1,825,469,529
Investments measured at NAV - Stable Value Funds[1]				70,881,598	57,903,193
Total				2,171,505,908	1,934,605,219

1  In accordance with GAAP, investments measured at NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented are intended to permit reconciliation to the amount presented in the statements of net assets available for benefits. Investments measured at NAV include common collective trusts and stable value funds. The Common Collective Trust balance includes immaterial investments in registered investment companies.

Change in fair value levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the years ended December 31, 2025 and 2024, there were no significant transfers in or out of levels 1, 2, or 3.

The classification of investment earnings reported in the statement of changes in net assets available for benefits may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

7. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common trust funds managed by the Trustee, as well as common shares of Nutrien. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services to the Trustee were included as a reduction of the return earned on each fund. Included in the statement of changes in net assets available for benefits are fees paid by the Plan for loan, recordkeeping and administrative expenses.

At December 31, 2025, the Plan held 1,005,149 shares of Nutrien common stock (2024 - 1,123,115) with a fair value of $62,037,784 (2024 - $50,259,390). During the year ended December 31, 2025 the Plan recorded dividend income of $2,265,050.

8. RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds, stable value funds, common collective trusts, short-term funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. As of December 31, 2025, there was a significant concentration of participant-directed investments in three target retirement collective investment trust funds, which in aggregate represents approximately 32.49 percent of total investments, and one index collective investment, which represents approximately 12.38 percent of total investments.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements as of December 31, 2025 and 2024 to the Form 5500:

	2025	2024
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	2,301,803,041	1,963,769,361
Adjustment to the Form 5500	(1,054,480)	(3,343,121)
Net assets per the Form 5500	2,300,748,561	1,960,426,240
Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	338,033,680
Net change in adjustment to the Form 5500	2,288,641
Net income and transfers per the Form 5500	340,322,321

10. SUBSEQUENT  EVENTS

The Plan’s management has evaluated subsequent events through June 26, 2026 the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31,2025. No items requiring disclosure or recognition were noted.

NUTRIEN 401(k) RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2025

Employer Identification Number: 91-1589568

Plan Number: 007

(US dollars)

				(e) Current
(a)	(b) Identity of Issuer	(c) Description of Investments	(d) Cost**	Value
	Shares of registered investment companies:

	State Street Global Advisors	State Street Global Equity Index Non-Lending Series Fund Class C		29,720,704
	State Street Global Advisors	State Street Global All Cap Equity ex‑U.S. Index Securities Lending Series Fund Class II		51,019,280
	State Street Global Advisors	State Street Russell Small/Mid Cap Index Securities Lending Series Fund Class II		59,602,997
	State Street Global Advisors	State Street S&P 500 Index Securities Lending Series Fund Class II		280,830,518
	State Street Global Advisors	State Street U.S. Bond Index Securities Lending Series Fund Class XIV		12,691,992
	State Street Global Advisors	State Street Target Retirement 2025 Securities Lending Series Fund Class IV		164,036,664
	State Street Global Advisors	State Street Target Retirement 2030 Securities Lending Series Fund Class IV		233,701,699
	State Street Global Advisors	State Street Target Retirement 2035 Securities Lending Series Fund Class IV		270,036,557
	State Street Global Advisors	State Street Target Retirement 2040 Securities Lending Series Fund Class IV		233,548,665
	State Street Global Advisors	State Street Target Retirement 2045 Securities Lending Series Fund Class IV		188,503,717
	State Street Global Advisors	State Street Target Retirement 2050 Securities Lending Series Fund Class IV		145,206,599
	State Street Global Advisors	State Street Target Retirement 2055 Securities Lending Series Fund Class IV		122,631,985
	State Street Global Advisors	State Street Target Retirement 2060 Securities Lending Series Fund Class IV		76,797,851
	State Street Global Advisors	State Street Target Retirement 2065 Securities Lending Series Fund Class IV		37,536,988
	State Street Global Advisors	State Street Target Retirement 2070 Securities Lending Series Fund Class IV		447,674
	State Street Global Advisors	State Street Target Retirement Securities Lending Fund Class IV		104,506,627
	Global Trust Company	AQR U.S. Enhanced Equity Collective Investment Fund Class W		85,815,396
	Global Trust Company	Mawer International Equity Collective Investment Fund Class W		10,542,953
	Goldman Sachs	Goldman Sachs Stable Value Collective Trust Institutional Series Class 1		42,385,288
	PGIM Inc.	Prudential Core Plus Bond Fund Class 6		40,910,157
	DFA Investment Dimensions Group Inc.	DFA US Targeted Value Fund		9,779,364
	T. Rowe Price Trust Company	T. Rowe Price Stable Return Fund Class R		5,793,400
*	Fidelity Management Trust Company	Fidelity Government Money Market Fund		1,218,861
*	Nutrien Ltd. common stock	Common stock, 1,005,149 shares		62,037,784
*	Nutrien Stock Purchase Account	Money market	4,219	4,219
	Investments subtotal			2,269,307,939
*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.25 percent to 10.50 percent, secured by the related participant’s vested account balance, maturing through 2045.		28,179,646
	Total assets held at end of year			2,297,487,585
* Identified party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Nutrien US LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nutrien 401(k) Retirement Plan (Name of Plan)

Date: June 26, 2026	/s/ Roxane Schwaner
Name: Roxane Schwaner Title: Senior Director, Global Benefits and Retirement

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of Eide Bailly LLP